Exhibit 4.1

FORM OF

ADAGENE INC.
CERTIFICATE OF DESIGNATIONS OF PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES A NON-VOTING  CONVERTIBLE PREFERRED SHARES

PURSUANT TO ARTICLE 9 OF THE
SEVENTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF ADAGENE INC.

ADAGENE INC., an exempted company incorporated in the Cayman Islands (the “Company”), does hereby certify that the powers, preferences, rights, qualifications, limitations and restrictions thereof (in addition to any provisions set forth in the Seventh Amended and Restated Memorandum and Articles of Association (the “MA&A”) that are applicable to the Series A Non-Voting  Convertible Preferred Shares) of the Series A Non-Voting  Convertible Preferred Shares, par value US$0.0001 per share, of the Company are hereby fixed as set out in this Certificate of Designations of Preferences, Rights and Limitations.

SERIES A NON-VOTING  CONVERTIBLE PREFERRED SHARES

Section 1.           Definitions. For the purposes hereof, the following terms shall have the following meanings:

“ADS” means American depositary shares, each representing one and one quarter Ordinary Shares.

“Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the U.S. Securities Act of 1933, as amended.

“Attribution Parties” has the meaning set forth in Section 6(d).

“Business Day” means any day except Saturday, Sunday, any day which shall be a federal legal holiday in the United States, a public holiday in Hong Kong or any day on which banking institutions in the State of New York or Hong Kong are authorized or required by law or other governmental action to close.

“Buy-In” has the meaning set forth in Section 6(b)(iii).

“Certificate of Preferred Shares” means this Certificate of Designations of Preferences, Rights and Limitations.

“Commission” means the U.S. Securities and Exchange Commission.

“Conversion Date” has the meaning set forth in Section 6(b)(i).

“Conversion Ratio” for each Series A Preferred Share shall be ten (10) Ordinary Shares, subject to appropriate adjustment in the event of any share capitalization, share split, combination or other similar recapitalization.

“Conversion Shares” means the Ordinary Shares issuable upon conversion of each Series A Preferred Share in accordance with the terms hereof.

“Deemed Liquidation Event” means (a) a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the securities of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of (1) the surviving or resulting company, or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

“Delivery Deadline” has the meaning set forth in Section 6(b)(i).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” means any holder of Series A Preferred Shares.

“Liquidation” has the meaning set forth in Section 5.

“Liquidation Preference Amount” has the meaning set forth in Section 5.

“Liquidation Preference Outside Date” means the later of: (i) December 31, 2027 and (ii) the public release of the top line data of product candidate ADG126.

“Maximum Percentage” has the meaning set forth in Section 6(d).

“Notice of Conversion” has the meaning set forth in Section 6(b)(i).

“Ordinary Shares” means the Company’s ordinary shares, par value US$0.0001 per share.

“Original Purchase Price” means, with respect to each Series A Preferred Share, the actual purchase price paid to the Company for such Series A Preferred Share pursuant to the Securities Purchase Agreement, subject to appropriate adjustment in the event of any share capitalization, share split, combination or other similar recapitalization.

“Person” means any individual or company, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, government (or an agency or subdivision thereof) or other entity of any kind.

“Reported Outstanding Share Number” has the meaning set forth in Section 6(d).

“Securities Purchase Agreement” means that certain Securities Purchase Agreement for the purchase and sale of the Series A Preferred Shares, dated as of June 30, 2025, by and between the Company and Sanofi Foreign Participations B.V.

“Series A Preferred Share” has the meaning set forth in Section 2(a).

“Series A Preferred Share Register” has the meaning set forth in Section 2(b).

“Signing Date” means the effective date of the Securities Purchase Agreement.

“Trading Day” means a day on which ADSs or Ordinary Shares are traded for any period on a principal securities exchange or if ADSs or Ordinary Shares are not traded on a principal securities exchange, on a day that ADSs or Ordinary Shares are traded on another securities market on which ADSs or Ordinary Shares are then being traded.

Section 2.           Designation, Amount and Par Value; Assignment.

(a)           The distinctive serial designations of the series of Preferred Shares designated by the Board of Directors to have the terms and rights as set out in this Certificate of Preferred Shares shall be designated as the Company’s Series A Non-Voting Convertible Preferred Shares (the “Series A Preferred Shares”). The number of Series A Preferred Shares so designated shall be 1,062,500. The Series A Preferred Shares shall have a par value of US$0.0001 per share.

(b)           The Company shall register the Series A Preferred Shares on the register of members to be maintained by the Company’s share registrar for that purpose (the “Series A Preferred Share Register”) in the name of the Holders thereof from time to time. The Company and its share registrar may deem and treat the registered Holder of Series A Preferred Shares as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. Series A Preferred Shares may be issued solely on the Series A Preferred Share Register. The Company shall cause its share registrar to register the issuance or transfer of any Series A Preferred Shares in the Series A Preferred Share Register within 5 Business Days following the production of any documentation reasonably requested by the Company’s share registrar in relation to the Holder, including a letter of instruction from the Company in relation to the issuance or transfer. The provisions of this Certificate of Preferred Shares are intended to be for the benefit of all Holders from time to time and shall be enforceable by any such Holder.

Section 3.           Dividends. At all times following their respective date of issuance, while Series A Preferred Shares are issued and outstanding, holders of Series A Preferred Shares shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, a dividend on each outstanding Series A Preferred Share equal to US$0.0001 per share (subject to appropriate adjustment in the event of any share capitalization, share split, combination or other similar recapitalization with respect to the Series A Preferred Share), prior and in preference to any declaration or payment of any dividend (excluding, for the avoidance of doubt, any share capitalization in respect of the Ordinary Shares) on Ordinary Shares during the same calendar year. The right to receive dividends on Series A Preferred Shares pursuant to the preceding sentence of this Section 3 shall not be cumulative, and no right to dividends shall accrue to holders of Series A Preferred Shares by reason of the fact that dividends on such shares are not declared or paid. Payment of any dividends to the holders of Series A Preferred Shares shall be on a pro rata, pari passu basis. Subject to the preferential rights described above, holders of Series A Preferred Shares shall be entitled to receive, and the Company shall pay, dividends on Series A Preferred Shares equal (on an as-if-converted-to-Ordinary-Shares basis and without regard to any limitations on conversion set forth herein or otherwise) to and in the same form as dividends actually paid on the Ordinary Shares when, as and if such dividends are paid on the Ordinary Shares (excluding, for the avoidance of doubt, any share capitalization in respect of the Ordinary Shares). No other dividends shall be paid on Series A Preferred Shares.

Section 4.           Voting Rights.

(a)           The Company shall not, without the affirmative vote or consent of a majority of the outstanding Series A Preferred Shares, alter or change adversely the powers, preferences or rights of the Series A Preferred Shares or alter or amend this Certificate of Preferred Shares; provided that the Company shall in any case be in compliance with Article 12 of the MA&A.

(b)           Except as provided in Section 4(a) or as otherwise required by law, holders of Series A Preferred Shares shall have no voting rights on any Company matter.

Section 5.           Liquidation.

(a)           Prior to the Liquidation Preference Outside Date, in the event of (i) any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Shares then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, and (ii) a Deemed Liquidation Event (together with any liquidation, dissolution or winding up of the Company, and each such event, a “Liquidation”), the holders of Series A Preferred Shares then outstanding shall be entitled to be paid out of the consideration payable to shareholders in such Deemed Liquidation Event or the other proceeds available for distribution to shareholders, in each case, before any payment shall be made to the holders of Ordinary Shares by reason of their ownership thereof, an amount per Series A Preferred Share then outstanding equal to the greater of (A)  the Original Purchase Price, plus any dividends declared but unpaid thereon or (B) such amount per Series A Preferred Share as would have been payable had all Series A Preferred Shares (and all shares of all other preferred shares or other convertible securities that would receive a larger distribution per share if such preferred shares were converted into Ordinary Shares) been converted into Ordinary Shares pursuant to Section 6 immediately prior to such Liquidation, without regard to any limitations on conversion set forth herein or otherwise and without regard as to whether sufficient Ordinary Shares are available out of the Company’s authorized but unissued share capital for the purpose of effecting the conversion of the Series A Preferred Shares (the amount payable pursuant to this sentence, the “Liquidation Preference Amount”), provided, however, that the holders of Series A Preferred Shares shall not be entitled to any further participation in distribution of any remaining assets or consideration following the payment in full of the Liquidation Preference Amount. If upon any such Liquidation, the assets of the Company available for distribution to its shareholders, or in the event of a Deemed Liquidation Event, the consideration payable to shareholders in such Deemed Liquidation Event or the other proceeds available for distribution to shareholders, shall be insufficient to pay the holders of Series A Preferred Shares the full Liquidation Preference Amount, the holders of Series A Preferred Shares shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment in full of the Liquidation Preference Amount required to be paid to the holders of Series A Preferred Shares, the remaining assets of the Company available for distribution to its shareholders, or in the case of a Deemed Liquidation Event, the consideration not payable to the holders of Series A Preferred Shares pursuant to this Section 5(a) shall be distributed among the holders of Ordinary Shares, pro rata based on the number of Ordinary Shares held by such holders.

(b)           Following the Liquidation Preference Outside Date, upon any Liquidation, the assets of the Company or consideration, as the case may be, available for distribution to shareholders of the Company shall be distributed, after payment in full of any dividends declared but unpaid on the Series A Preferred Shares, among the holders of the Series A Preferred Shares and Ordinary Shares pro rata based on the number of shares held by each such holder, treating for this purpose all Series A Preferred Shares as if they had been converted to Ordinary Shares pursuant to the terms of this Certificate of Preferred Shares immediately prior to such Liquidation, without regard to any limitations on conversion set forth herein or otherwise and without regard as to whether sufficient Ordinary Shares are available out of the Company’s authorized but unissued share capital for the purpose of effecting the conversion of the Series A Preferred Shares. For the avoidance of doubt, following the Liquidation Preference Outside Date, there will be no Liquidation Preference Amount payable on the Series A Preferred Shares.

Section 6.           Conversion.

(a)           Conversions at Option of Holder. Subject to the limitations set forth in Section 6(d), at the option of the Holder thereof, each Series A Preferred Share shall be convertible into a number of Ordinary Shares equal to the Conversion Ratio. To the extent any conversion in accordance with this Section 6(a) would cause a Holder to beneficially own a number of Ordinary Shares that exceeds the amount that could be issued to such Holder pursuant to Section 6(d), then, at the Conversion Date, (x) only such portion of such Holder’s Series A Preferred Shares that may be converted without exceeding the limitations in Section 6(d) shall be converted to Ordinary Shares and (y) the remaining Series A Preferred Shares that would otherwise have been converted into Ordinary Shares shall remain outstanding as Series A Preferred Shares.

(b)           Mechanics of Conversion.

(i)           Notice of Conversion. Holders shall effect conversions pursuant to Section 6(a) by providing the Company and its share registrar with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), duly completed and executed. The Notice of Conversion must specify the number of Series A Preferred Shares to be converted, the number of Series A Preferred Shares owned immediately prior to the conversion at issue, and the number of Ordinary Shares to be issued in respect of the conversion at issue. The issue of the Conversion Shares to the Holder will be reflected in the register of members maintained at the Company’s share registrar as soon as practicable and in any case no later than three (3) Trading Days following the Conversion Date (the “Delivery Deadline”) and shall bear the restrictive legend set forth in Section 4.1 of the Securities Purchase Agreement; provided, however, that such restrictive legend may be removed subject and pursuant to the provisions of Section 4.1(c) of the Securities Purchase Agreement. The date on which such conversion shall take place (a “Conversion Date”), shall be defined as the Trading Day that the Notice of Conversion, completed and executed, is sent by electronic mail to, and received during regular business hours by, the Company and its share registrar, or at such later time as is specified in the Notice of Conversion. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. All conversions in accordance with the terms of this Certificate of Preferred Shares shall take place automatically and immediately on the Conversion Date, and any conversion under this Certificate of Preferred Shares shall be effected in accordance with this Section 6(b).

(ii)           Obligation Absolute. The Company’s obligation to issue and deliver the Conversion Shares upon conversion of Series A Preferred Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to such Holder in connection with the issuance of such Conversion Shares. Nothing herein shall limit a Holder’s right to pursue actual damages for the Company’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief; provided that such Holder shall not receive duplicate damages for the Company’s failure to deliver Conversion Shares within the period specified herein. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(iii)           Compensation for Buy-In on Failure to Timely Deliver Shares Upon Conversion. If the Company, (or the Company’s share registrar or custodian, as applicable) fails to reflect the issue of the Conversion Shares to the Holder in the register of members pursuant to Section 6(b) by the Delivery Deadline (other than a failure caused by incorrect or incomplete information provided by the Holder to the Company), and if after such Delivery Deadline such Holder is required to purchase (in an open market transaction or otherwise) ADSs to deliver in satisfaction of a sale by the Holder of ADSs represented by such Conversion Shares which such Holder was entitled to receive from the Company without any restrictive legend relating to such Delivery Deadline (a “Buy-In”) then the Company shall, within four (4) Trading Days after such Holder’s request and in such Holder’s sole discretion, (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount by which (x) such Holder’s total purchase price (including any brokerage commissions) for the ADSs so purchased exceeds (y) the product of (1) the aggregate number of Ordinary Shares (expressed on a per ADS-basis) that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if repurchased) the Series A Preferred Shares equal to the number of Series A Preferred Shares submitted for conversion or deliver to such Holder the number of Ordinary Shares that would have been issued if the Company had timely complied with its delivery requirements under Section 6(b)(i). For example, if a Holder purchases ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Series A Preferred Shares, with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay such Holder $1,000. The Holder shall provide the Company written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Ordinary Shares upon conversion of the Series A Preferred Shares as required pursuant to the terms hereof; provided, however, that the Holder shall not be entitled to both (i) require the reissuance of the Series A Preferred Shares submitted for conversion for which such conversion was not timely honored and (ii) receive the number of Ordinary that would have been issued if the Company had timely complied with its obligations under Section 6(b)(i).

(iv)           Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued share capital for the sole purpose of issuance upon conversion of the Series A Preferred Shares, free from preemptive rights or any other actual or contingent purchase rights of Persons other than the Holders of Series A Preferred Shares, not less than such aggregate number of Ordinary Shares as shall be issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding Series A Preferred Shares. Such reservation shall comply without regard to the provisions of Section 6(d). The Company covenants that all Ordinary Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid, non-assessable and free and clear of all liens and other encumbrances.

(v)           Fractional Shares. No fractional shares or scrip representing fractional Ordinary Shares shall be issued upon the conversion of Series A Preferred Shares. All fractional shares shall be rounded up to the nearest whole Ordinary Share.

(vi)           References in this Certificate of Preferred Shares to “converted” or “conversion” shall mean the compulsory repurchase by the Company without notice of Series A Preferred Shares of the Holder and, on behalf of such Holder, automatic application of such repurchase proceeds in paying for such new Ordinary Shares into which the Series A Preferred Shares have been converted or exchanged in accordance with the terms of this Certificate of Preferred Shares. The Ordinary Shares to be issued on an exchange or conversion shall be registered in the name of such Holder.

(c)           Status as Shareholder. Upon each Conversion Date in which Series A Preferred Shares are converted into Ordinary Shares: (i) the Series A Preferred Shares being converted shall be deemed converted into Ordinary Shares; and (ii) the Holder’s rights as a holder of such Series A Preferred Shares shall cease and terminate, excepting only the right to receive an updated register of members of the Company showing the Holder as the owner of the relevant Ordinary Shares and for any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Company to comply with the terms of this Certificate of Preferred Shares. In all cases, the Holder shall retain all of its rights and remedies for the Company’s failure to convert its Series A Preferred Shares.

(d)           Limitations on Conversion. Except as set forth in this Section 6(d), a Holder shall not have the right to convert any portion of its Series A Preferred Shares or be issued Ordinary Shares upon any conversion of Series A Preferred Shares, nor shall the Company have any obligation to effect any purported conversion, in each case, to the extent that after giving effect to such conversion, action or issue, as applicable, such Holder (together with such Holder’s Affiliates, any other Persons acting as a group together, and any other Persons whose beneficial ownership of Ordinary Shares would be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the Exchange Act (such Persons, “Attribution Parties”)) would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares held and/or beneficially owned by such Holder and its Attribution Parties shall include the number of Ordinary Shares (including those underlying any ADSs) held by the Holder and all other Attribution Parties plus the number of Ordinary Shares issuable upon conversion of the Series A Preferred Shares with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares which would be issuable upon (i) conversion of the remaining, unconverted Series A Preferred Shares beneficially owned by such Holder and its Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Holder and its Attribution Parties (including, without limitation, any convertible notes or convertible preferred shares or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Section 6(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. For purposes of determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company’s most recent Annual Report on Form 20-F, Report of Foreign Private Issuer on Form 6-K or other public filing with the Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company setting forth the number of Ordinary Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from a Holder at a time when the actual number of issued and outstanding Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall notify such Holder in writing via electronic mail of the number of Ordinary Shares then outstanding and, to the extent that such Conversion Notice would cause such Holder’s beneficial ownership, as determined pursuant to this Section 6(d), to exceed the Maximum Percentage, such Holder must notify that Company of a reduced number of Ordinary Shares to be issued by amending such Conversion Notice. For any reason at any time, upon the written request of a Holder, where such request indicates that it is being made pursuant to this Section 6(d), the Company shall as soon as practicable but in any case no later than two (2) Business Days confirm in writing via electronic mail to such Holder the number of Ordinary Shares then outstanding. The Holder shall disclose to the Company the number of Ordinary Shares that it, together with the Attribution Parties holds and/or beneficially owns and has the right to acquire through the conversion of Series A Preferred Shares and any limitations on conversion analogous to the limitation contained herein contemporaneously or immediately prior to submitting a Notice of Conversion. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Series A Preferred Shares, by a Holder and its Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. Upon delivery of a written notice to the Company, a Holder may from time to time increase or decrease the Maximum Percentage to any other percentage (not in excess of 19.99% of the issued and outstanding Ordinary Shares immediately after giving effect to the issuance of the Ordinary Shares issuable upon conversion of the Series A Preferred Shares) as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to such Holder and other Attribution Parties and not to any other holder of Series A Preferred Shares, provided, for the avoidance of doubt, that no such decrease shall affect the validity of any prior conversion of the Series A Preferred Shares by a Holder or any Attribution Party. For purposes of clarity, the Ordinary Shares issuable pursuant to the terms hereof in excess of the Maximum Percentage shall not be deemed to be beneficially owned by a Holder for any purpose including for purposes of Section 13(d) or, if applicable, Rule 16a-1(a)(1) of the Exchange Act. No prior inability to convert Series A Preferred Shares pursuant to this Section 6(d) shall have any effect on the applicability of the provisions of this Section 6(d) with respect to any subsequent determination of whether Series A Preferred Shares may be converted. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(d) to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 6(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation.

Section 7.           Certain Adjustments.

(a)           Share Capitalization and Share Splits. If the Company, at any time while any Series A Preferred Shares are outstanding: (i) approves a share capitalization with respect to the then outstanding Ordinary Shares; (ii) subdivides outstanding Ordinary Shares into a larger number of shares; or (iii) combines (including by way of a share consolidation) outstanding Ordinary Shares into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding any treasury shares of the Company) outstanding immediately after such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately before such event (excluding any treasury shares of the Company). Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such capitalization and shall become effective immediately after the effective date in the case of a subdivision or combination.

(b)           Reclassification, Exchange or Substitution. If Ordinary Shares issuable upon the conversion of Series A Preferred Shares shall be changed into the same or a different number of shares of any class or classes, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or share dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the Holder of each such Series A Preferred Share shall have the right thereafter to convert such share into the kind and amount of shares and other securities and property receivable, upon such reorganization, reclassification, or other change, by holders of the number of Ordinary Shares into which such Series A Preferred Shares might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(c)           Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Ordinary Shares (but not the Series A Preferred Shares) are converted into or exchanged for securities, cash or other property (other than a transaction covered by paragraphs (a) or (b) of this Section 7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each Series A Preferred Share shall be convertible into the kind and amount of securities, cash or other property which a holder of the number of Ordinary Shares of the Company issuable upon conversion of one Series A Preferred Share immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction (without regard to any limitation in Section 6(d) on the conversion of the Series A Preferred Shares); and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 7 with respect to the rights and interests thereafter of the holders of the Series A Preferred Shares to the end that the provisions set forth in this Section 7 (including provisions with respect to changes in and other adjustments of the Conversion Ratio, as applicable) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Shares.

(d)           Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding any treasury shares of the Company) issued and outstanding.

(e)           Notice to the Holders.

(i)           Adjustment to Conversion Ratio. Whenever the Conversion Ratio is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(ii)           Other Notices. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare declaration by the Company of a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of Ordinary Shares of rights or warrants to subscribe for or purchase any shares of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of Series A Preferred Shares and shall cause to be delivered to each Holder at its last address as it shall appear upon the books of the Company, at least 10 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Ordinary Shares of record to be entitled to such dividend, distribution, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Ordinary Shares of record shall be entitled to exchange their Ordinary Shares of for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice and provided further, that in each case, the Company will only be required to provide such information to the Holder if such information shall have be made known to the public prior to or in conjunction with such notice being provided to the Holder.

Section 8.           Miscellaneous.

(a)           Waiver. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Preferred Shares shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Preferred Shares or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Preferred Shares on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Preferred Shares. Any waiver by the Company or a Holder must be in writing.

(b)           Severability. If any provision of this Certificate of Preferred Shares is invalid, illegal or unenforceable, the balance of this Certificate of Preferred Shares shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(c)           Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(d)           Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Preferred Shares and shall not be deemed to limit or affect any of the provisions hereof.

********************

IN WITNESS WHEREOF, Adagene Inc. has caused this Certificate of Designations of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Shares to be executed by its duly authorized officer this ____ day of ____, 2025.

ADAGENE INC.

By:
Name:	Peter Luo, Ph.D.
Title:	Chairman of the Board of Directors and Chief Executive Officer

[SIGNATURE PAGE TO CERTIFICATE OF PREFERRED SHARES]

ANNEX A

ADAGENE INC.

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER
IN ORDER TO CONVERT SERIES A PREFERRED SHARES)

Adagene Inc.

c/o Walkers Corporate Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9008

Cayman Islands

VIA EMAIL

[DATE]

Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designations of Preferences, Rights and Limitations of Preferred Shares approved by the Board of Directors of the Company on January 24, 2024, January 27, 2025 and March 21, 2025 and by the pricing committee of the Board of Directors of the Company on June 20, 2025.

The undersigned Holder hereby irrevocably elects to convert the number of Series A Preferred Shares indicated below, into Ordinary Shares as indicated below; provided that, to the extent such conversion would cause such Holder to exceed the Maximum Percentage, any Series A Preferred Shares convertible into the number of Ordinary Shares that would result in the foregoing exceeding the Maximum Percentage shall not convert into Ordinary Shares and such Holder shall retain any such Series A Preferred Shares. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto.

The undersigned Holder’s right to convert the Series A Preferred Shares is subject to the Maximum Percentage described in Section 6(d) of the Certificate of Preferred Shares. Therefore, the number of Ordinary Shares (including those underlying any ADSs) beneficially owned by the undersigned Holder (together with any Attribution Parties), including the number of Ordinary Shares issuable upon conversion of Series A Preferred Shares subject to this Notice of Conversion, but excluding (i) exercise of the remaining, unconverted portion of Series A Preferred Shares beneficially owned by such Person and its Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its Attribution Parties (including, without limitation, any convertible notes or convertible preferred share or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein, shall not exceed the Maximum Percentage of the Ordinary Shares outstanding immediately following the effectiveness of this conversion.

Conversion calculations:

Date to Effect Conversion: [         ]

Number of Series A Preferred Shares owned immediately prior to Conversion: [         ]

Number of Series A Preferred Shares to be Converted: [         ]

Number of Ordinary Shares to be Issued: [         ]

Address for delivery of physical certificates: [         ][optional]

HOLDER:

By:
Name:
Title:
Date:

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